VIA EDGAR

January 22, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Liz Packebusch

Re:	Bitech Technologies Corporation
Amendment No. 4 to Registration Statement on Form S-1 Filed November 26, 2024
File No. 333-280668

To Whom It May Concern:

Bitech Technologies Corp. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated December 13, 2024 regarding the Company’s Amendment No. 4 to its Registration Statement on Form S-1/A filed on November 26, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Amendment No. 4 to Registration Statement on Form S-1 Prospectus Summary, page 2

Overview, page 2

1.	We note that you have revised various disclosures on pages 2 through 6, 32, and 38 through 41, in response to prior comment 2, in part to describe various facets of the work product that you recognized as an intangible asset. However, the criteria that apply in defining a project, particularly as to the locations and capacity parameters, remain unclear, as is the nature of support for your disclosures on pages 2, 32 and 38, stating that you are uniquely positioned to leverage your partnerships to secure multi- year customer contracts prior to project construction, considering your disclosures on page 41, stating that you have not established a reasonable expectation of financing and completion for any of the projects, and disclosures on pages 3 and 33, clarifying that you do not have any customer contracts.

Please further revise such disclosures as necessary to explain how the locations and capacity parameters have been established or devised for each project, to include clarifying whether there are specific addresses associated with the locations that you have identified, and to describe the extent to which these and any other aspects of the projects are subject to change. As the agreement at Exhibit 10.22 indicates that your acquisition included documents that substantiate your rights to own, lease, or otherwise acquire the right to use the real property where the projects will be located, also address the apparent inaccuracies considering that your list of projects indicates there have been only letters of intent associated with some of the projects, and that you have no site control for any of the projects.

The Company revised the disclosure to provide:

We expect our BESS projects to be located alongside traditional power transmission lines or near large offtakers with high energy demands, enhancing grid stability and reducing energy costs. These locations are suitable for battery storage facilities of approximately thirty acres and undergo environmental studies and assessments to ensure feasibility. While the letters of intent the Company has entered into or negotiated for these projects are for specific locations, the Company’s development plans are not dependent on the landowner or address, but, rather, are county based. The Company believes it could adjust its plans to find a similar, suitable location if it is unable to negotiate a definitive agreement to develop a project with the landowner.(emphasis added)

Aso clarify how you have assessed your circumstances as being uniquely positioned with respect to the partnerships, describe the partnerships to which you refer, and the manner by which leverage would occur or be applied, and substantiate your claim of being able to obtain multi-year customer contracts prior to construction. Please submit the letters of intent for our review along with your next response.

The Company has revised this disclosure to state:

We believe we are well- positioned to leverage our existing relationships to secure multi-year customer contracts prior to project construction and integrate cutting-edge battery technologies as they are developed into future developments.

This letters of intent have been submitted confidentially.

2.	Please provide us with the documentation requested in prior comment 3, concerning your acquisition of Emergen Energy LLC, and the various related claims and valuation details reported in your April 15, 2024 Form 8-K, which you had indicated would be submitted confidentially in your prior response letter.

This documentation has been submitted confidentially.

Working Capital, page 36

3.	We note that you revised disclosures on pages 36 and 37 in response to prior comment 5, to acknowledge that the term working capital is defined by the FASB, although you have retained disclosure indicating the term is not defined under GAAP. Given that the term is defined by the Financial Accounting Standard Board, it is thereby considered to be an established term within Generally Accepted Accounting Principles. Please further revise your disclosures to eliminate language suggesting that the term working capital is not defined under GAAP.

The Company has revised its disclosures accordingly.

Business

Overview, page 38

4.	We note that on pages 4 and 17 of your annual report you disclosed that in December 2023 you received an initial purchase order from a strategic customer to implement a BEMS Virtual Power Plant Program that would be designed to save electricity for approximately 4,000 multi-dwelling units, and you represented that you were providing services pursuant to this purchase order. However, we see no further discussion of the arrangement in your subsequent interim reports.

Please expand your disclosure under this heading and the corresponding section on page 32 of Management’s Discussion and Analysis, to provide an update on the status of this contract, including a description of the work that you had completed, any work that remains to be completed, the identity of the customer, and the economics of the arrangement.

However, if you did not secure a contract and have discontinued the work, disclose how this evolved, specify the dates and the reasons, and tell us why you did not report the matter previously; in either case, submit the purchase order and any related contract obtained for our review along with your response.

There has been no update relative to the purchase order since the Company received it. The Purchaser has advised the Company it is waiting for the requisite funding in order to move the project forward. We have updated the disclosure to reflect this. Since there is currently no material obligation on the part of the Company as it is only an as-yet unpaid for purchase order, there was no event for the Company to report.

Since the Company has agreed not to disclose the identity of the purchaser for competitive advantage purposes, we have filed the purchase order confidentially.

Certain Relationships and Related Party Transactions, page 53

5.	Given the association of Mr. Johnson with C&C Johnson Holdings LLC, Energy Independent Partners LLC, and Bridgelink Development LLC, expand your dislosures to provide all of the information prescribed by Item 404(a), (c) and (d) of Regulation S-K, including details regarding Mr. Johnson’s direct and indirect interests as a related party in the Project Management Services Agreement discussed on page F-26, and the Solar Project Sale Agreement discussed on page F-27.

In addition to quantifying the dollar values of the amounts involved in the transactions, and of his interests in the transactions, describe your objectives, and those of Mr. Johnson, in having Bridgelink Development reacquire project rights that were sold to you the month before, and explain how the terms governing your sale of those rights were devised, and how the economics compare to those governing your acquisition and the project management services agreement.

The Company has updated its disclosures to provide the required information.

Provide us with a relationship chart showing all of the beneficial interests of each of your directors and officers, including those of Mr. Johnson, in the entities and all affiliates of the entities referenced above, and all other entities involved in or pursuing battery storage or solar projects sourced from or through any of these entities. Please identify the entities to whom Bridgelink Development has reconveyed project rights that it acquired from you, and describe all associations with such persons.

Following is a relationship regarding all the entities involved in the Company’s plans to pursue battery storage or solar projects:

	Owner and Ownership Percentage:
Entity:	BTC	Tran	Johnson	Brilon	Potter	Stock	Bannerman
BTC	0	20.4	31*	2.2	0	**	0
C&C	0	0	100	0	0	0	0
Emergen	100	0	0	0	0	0	0
Bridgelink	0	0	100	0	0	0	0
EIP	0	0	100	0	0	0	0

* Through C&C.

** Less than 1%.

BTC = Bitech Technologies Corporation

C&C = C&C Johnson Holdings, LLC

Emergen = Emergen Energy LLC

Bridgelink = Bridgelink Development LLC

EIP = Energy Independent Partners LLC

Legal Matters, page 64

6.	We note that you provided disclosures on pages 13 and 14 of your annual report concerning a legal action originating with a February 2, 2023 lawsuit that you filed against various persons, in the U.S. District Court, Central District of California, seeking compensatory damages of $33.6 million, which has led to partial settlements though which you continue to pursue.

Please expand your disclosures under this heading to provide all of the information prescribed by Item 103 of Regulation S-K, to include clarifying the specific matters that are subject to this lawsuit, the extent to which such matters have been settled, and those that remain unsettled, and reflecting the current status.

Tell us the amounts that you have recovered in connection with the settlements and the manner of accounting that you have applied in each instance, to include specifying the periods and classifications used in reporting the activity in your financial statements.

The Company has updated the legal proceeding disclosure in the prospectus accordingly.

Note 6 - Acquisition of Emergence Energy LLC, page F-25 Project Management Services Agreement, page F-26

7.	We note that you did not provide an analysis of the accounting requirements pertaining to the $9,825,000 and $19,200,000 BESS and Solar development fee arrangements as requested in prior comment 6.

Tell us the specific sections of the agreements and specific language and paragraphs of authoritative accounting standards that you have considered in deciding that no liability would be recognized at the outset, including an explanation of how you evaluated the circumstances under which the payment obligations may be accelerated, in terms of being within or not within your control; and in formulating the disclosure on page F-26, indicating that you while you have initially recognized the rights to develop the projects as intangible assets, you expect to recharacterize the amounts as tangible assets if any projects are successfully developed into a revenue-generating asset.

The specific sections of the agreement considered in deciding that no liability would be recognized at the outset follow:

The FIRST AMENDMENT TO PROJECT MANAGEMENT SERVICES AGREEMENT states in section 1 (a):

The BESS Initial Fee and the Solar Initial Fee shall be due and payable upon (i) Bitech, or any of its Affiliates, receiving project financing directly related to and collateralized by BESS Projects, this specifically excludes any general public or private offerings by Bitech not directly related to financing a BESS Project , and (ii) when the “Redbird BESS” project, identified in Exhibit A, has achieved land agreements, which shall include, but is not limited to, an option agreement, letter of intent, or lease agreement. Subject to (i) and (ii) herein and above, the BESS Initial Fee shall equate to $9,825,000.00 and the Solar Initial Fee shall equate to $19,200,000.00, which totals $29,025,000.00, which the total shall be paid in three (3) equal portions to EIP per any three (3) BESS Projects achieving land agreements, which shall include, but is not limited to, an option agreement, letter of intent, or lease agreement. Upon the sale of any of the BESS Projects or Solar Projects the appropriate portion of the BESS Initial Fee or the Solar Initial Fee that is paid to EIP shall be deducted from the amount still due proportionately among the BESS Projects or Solar Projects not yet accepted by the financing party for Development Fees.

Section 1(b) provides:

(b) Acceleration of Payment Clause: Within ninety (90) days (i) of the effective date of a Change of Control or (ii) the removal of Cole W. Johnson as an employee or consultant to Emergen and/or the head of the BESS and Solar Division of Bitech, any remaining BESS Initial Fee and Solar Initial Fee shall become due and payable. A “Change of Control” shall be deemed to have occurred if, after the Effective Date, (x) the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities representing more than 50% of the combined voting power of the Company is acquired by any “person” as defined in sections 13(d) and 14(d) of the Exchange Act (other than the Company, any subsidiary of the Company, or any trustee or other fiduciary holding securities under an employee benefit plan of the Company); (y) the merger or consolidation of the Company with or into another corporation where the shareholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) in substantially the same proportion as their ownership of the Company immediately prior to such merger or consolidation; or (z) the sale or other disposition of all or substantially all of the Company’s assets to an entity, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Company, immediately prior to the sale or disposition, in substantially the same proportion as their ownership of the Company immediately prior to such sale or disposition.

In applying FAS 5: Accounting for contingencies.

Paragraph 3 states when a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote.

Paragraph 8 requires an estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to the financial statements being issued or being available to be issued (appropriate date determined in accordance with FASB Statement No. 165, Subsequent Events) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

At the outset, the contingencies of paragraphs (a) and (b) above have been determined by management to neither probable or reasonably possible. The Company believes that project financing will be more reasonably possible once Bitech has a stronger balance sheet through the financing to be provided from this registered offering and being uplisted to a national exchange. Paragraph (b) acceleration due to a change in control has been evaluated by management as remote given the current business strategy and current capital structure of the company and the contingent liability itself acts as a deterrent to the change in control or removal of Johnson from the company.

Paragraph 9 states: Disclosure of the nature of an accrual (in this case contingent liability) made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. We have disclosed the details of the contingent liabilities within the notes to the financial statements.

Please resolve the apparent inconsistency between disclosure stating that such rights acquired were “deemed to not be tangible assets” with disclosure stating that these are intangible assets; and file the original agreement as an exhibit to your next amendment, as referenced in Exhibit 10.29.

The Company has updated the disclosure accordingly.

8.	We note your disclosure stating that if you forgo the development of a Development Project, Energy Independent Partners will assist as needed with marketing the Development Project to a third party “...or develop and retain the Development Project outside of Emergen.”

Please expand your disclosure to clarify the terms under which Energy Independent Partners would be permitted to develop a project outside of Emergen, specifically as to determining the price at which such rights would be sold, your proportionate interest in any resulting project, and any other details that would be necessary to understand the economics that would govern this scenario.

The Company has confirmed that EIP has no intention of pursuing any BESS, Solar or wind projects outside of Bitech and that EIP wants to ensure that these are marketed and sold exclusively through Bitech.

9.	Please expand your disclosures to explain why the obligations for the Solar initial fees are associated with financing a BESS project, rather than a Solar project, and clarify whether the obligation for the total BESS and Solar initial fees are triggered by an initial BESS project financing event (along with a letter of intent or more certain form of interest on a prospective location), or whether only a third of the obligations would be triggered; explain how amounts payable would be apportioned to three projects and clarify whether you would only be considering BESS projects or also the Solar projects, in making this determination.

The Development Projects were bought as a package and it was agreed per the amended PSA that the entire contingent development fees would be paid upon each of the first three BESS projects achieving project financing. One third of the $9,825,000 and 19,200,000 [$29,025,000] per fully financed BESS project less any development fees paid related to the sale of any of the Development Projects. $12,125,000 is the amount of development fees owed to EIP related to the sale of the $19.4 million solar development projects. EIP will be due the 62.5% portion of the solar sale as the milestones are achieved and paid for by Bridgelink to Emergen. Upon each of the first three BESS projects becoming fully financed, one third of the remaining unpaid development fees will be due and payable.

Please indicate whether the payment obligation is triggered irregardless of whether the financing is sufficient to cover all costs of construction and all of the BESS and Solar development fee obligations; and quantify the extent to which Solar development fee obligations have been tentatively conveyed to Bridgelink Development LLC, as you have indicated would occur in the event of a project sale, and explain how those amounts have been calculated relative to the totals.

Section 1(a) of the First Amendment to the PMSA states:

… which the total shall be paid in three (3) equal portions to EIP per any three (3) BESS Projects achieving land agreements… Upon the sale of any of the BESS Projects or Solar Projects the appropriate portion of the BESS Initial Fee or the Solar Initial Fee that is paid to EIP shall be deducted from the amount still due proportionately among the BESS Projects or Solar Projects not yet accepted by the financing party for Development Fees.

This provision provides that the first amounts of such amounts are to be paid to the Initial BESS and Solar Fees until the fees are paid and is not limited to the amount of such amount earned. We have revised the disclosure to state:

The BESS Initial Fee and the Solar Initial Fee under the PMSA, as amended, shall be due and payable and apportioned equally between the two, upon (i) Bitech consummating~~consummates~~ project financing directly related to and collateralized by BESS Projects of at least $5 million, specifically excluding~~excludes~~ any general public or private offerings by the Company.

Financial Statements

Note 8 - Solar Projects Sale, page F-27

10.	We understand that you conveyed rights to 2.425 GW of solar projects on May 30, 2024 which appear to represent about 63% of the rights to solar projects acquired from Emergen on April 24, 2024, although the terms of your sale appear to allow the buyer to return any project for a full refund of any amounts paid at any time.

Please expand your disclosures as necessary to address the following points:

●	Specify the date that you paid or will pay Energy Independent Partners LLC its 62.5% share of the $943,500 in consideration.

The Company paid $250,000 to Energy Independent Partners LLC during the third quarter 2024 which was shown as a prepaid expense. Bridgelink has subsequently clarified during Q4 2024 in an amendment that no funds paid to Bitech are refundable. The prepaid expense will be reclassified as cost of sale expense as well as the remaining $339,687.50 due to EIP once the funds were clarified as not refundable. The remaining balance due EIP will be paid in the ordinary course of business as determined by management not related to the transaction.

●	Clarify your intentions regarding the custody and division of funds and as would pertain to all amounts received that are subject to refund.

Bridgelink has subsequently clarified in an amendment that no funds paid to Bitech are refundable.

●	Indicate whether you remain directly responsible to the buyer under the return right for amounts conveyed to Energy Independent Partners LLC; and if this is the case, also describe any arrangement or recourse that you have to recover such funds if the buyer opts to return any project rights.

Bitech is not directly responsible to the buyer for amounts conveyed to Energy Independent Partners, LLC. Bridgelink has subsequently clarified in an amendment that no funds paid to Bitech are refundable.

●	As the agreement pertains to the conveyance of rights to develop solar projects, which you have reported as intantible assets, it appears that the liability should be characterized as proceeds received on sale of intangible assets - subject to return rights, or similar language, rather than deferred revenue.

The Company has changed the references from “deferred revenue” to “Proceeds received on sale of intangible assets - subject to return rights” as of September 30, 2024..

●	As it remains unclear whether you have acquired and sold rights to construct projects or simply plans to construct projects that do not constitute rights, considering that you report having no contractual arrangements for project development and construction, further clarification regarding the nature of the conveyance will be necessary properly account for the transaction and to characterize the amounts that are subject to the return right.

The Company acquired the established development project entity with all related work product that has been generated to further its BESS and Solar projects often including letters of intent, site information and research. The subsequent conveyance of the entities carried an initial minimal payment ($943,500) and as the projects are moved forward and achieve defined milestones by the buyer the related defined milestone payments will be made and recorded as earned revenue.

●	Explain why you have not adjusted the intangible asset account for the amounts ascribed to the development rights conveyed.

The company will adjust the intangible asset accounts once the appropriate milestones payments are made per project and hence deemed earned revenue and non-refundable. Bridgelink has subsequently clarified during Q4 2024 in an amendment that no funds paid to Bitech are refundable. The company will adjust the intangible asset accounts proportionately related to the $943,500 revenue received of the $19,400,000 total project sale amount for the estimated 2.425 Gigawatts of Solar development projects.

●	Specify the extent to which the contingent amounts are intended to cover your development fee obligations to Energy Independent Partners LLC, and the extent to which such obligations have been assumed by the counterparty, though contingent on whether the return right is excercised.

100% of the contingent amounts reported in our financial statements cover the obligations to EIP.

●	Provide an accounting policy disclosure that covers all aspects of the arrangement, including your allocations of proceeds to the various projects, custody of funds that are subject to the return rights, fulfilling your obligations under the Project Management Services Agreement, and determining the amounts that would be refunded for any rights to projects relinquished by the buyer. Tell us the specific authoritative guidance that you have relied upon in formulating each part of that policy.

The Company’ has provided the following policy:

Project Sale - Accounting Policy

Deposits received that are deemed refundable related to the return of projects shall be recorded as Proceeds received on sale of intangible assets - subject to return rights. Upon these deposits being deemed non-refundable they will be recorded as revenues. The Intangible Asset value will be relieved proportionately and shall be determined by the proportionate megawatt capacity assigned to the project upon acquisition. The milestone payments that are non-refundable will be recorded as revenue once received and the related intangible asset will be written down coincidently. The related liability to EIP will be recorded as a current liability to be paid in accordance with normal business practices.

Revenue Recognitions - Applying ASC 606:

●	Identify the contract with a customer
●	Identify the performance obligations in the contract
●	Determine the transaction price
●	Allocate the transaction price
●	Recognize revenue when the entity satisfies a performance obligation

The Company has determined to recognize revenue upon receipt of funds per the project sale contract and determined as non-refundable. The company will relieve and charge to cost of sales the proportionate allocation of the intangible asset and the accrual of liabilities to EIP will follow the matching principle of expenses recorded related to the timing of the revenues being recorded.

●	Please also expand your disclosures of the rights to solar projects acquired from Emergen on pages 4 and 34 as necessary to identify and segregate the rights to projects conveyed under this agreement, which are subject to the return rights, and update as necessary with any change in the status of the projects.

The solar development projects that were conveyed under this agreement are not included in the solar projects listed on pages 4 and 34. These solar development projects are listed on the exhibits to the project sale agreement that was filed with Form 8-K on June 5, 2024 related to the May 30, 2024 transaction.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page II-5

11.	Please obtain and file an updated consent from your auditor Fortune CPA, Inc. that includes reference to the dual dated audit report. We re-issue prior comment 7.

The updated consent has been filed.

General

12.	We note your response to prior comment 9. You state on your cover page that “[t]he consummation of this offering is not contingent upon the approval of our listing on Nasdaq,” but you later state that “[i]f our application to list on Nasdaq is not approved, we will not consummate this offering.” Please revise to disclose whether your offering is contingent upon on final approval of your Nasdaq listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

The Company has revised the disclosure to state the Company must be approved for a Nasdaq listing to consummate the offering.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

BITECH TECHNOLOGIES CORP.

By:	/s/ Benjamin Tran
Name:	Benjamin Tran
Title:	Chief Executive Officer